Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-56524) on Form S-8 of PepsiCo, Inc. of our report dated June 28, 2006, relating to the statement of net assets available for benefits as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and related supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the PepsiCo Puerto Rico 1165(e) Plan.

/s/    KPMG LLP

New York, New York
June 28, 2006